FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated February 4, 2014.	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 4, 2014

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	February 4, 2014

Re: Tata Motors Report for January 2014

Mumbai, February 3, 2014: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for JANUARY’ 2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		JANUARY 2013	JANUARY 2014	JANUARY 2013	JANUARY 2014	JANUARY 2013	JANUARY 2014
Micro	NANO	1500	2287	1504	2250	0	5
Compact	INDICA, INDICA VISTA, INDIGO CS	10731	8259	9652	6191	367	310
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	78	36	36	22	49	38
UV1	SUMO	1664	3170	1775	1520	64	50
UV2	SAFARI, SUMO GRANDE	1649	953	2053	841	19	29
UV3	ARIA, XENON	109	44	52	22	0	5
V1	VENTURE	47	281	137	128	0	0
V2	ACE MAGIC, MAGIC IRIS	8729	2766	8706	2826	52	27
N1- A1	ACE, ACE EX, ACE Zip	22243	10205	16594	9912	1937	1382
N1- A2	Super ACE, TATA207, XENON, Winger DV	5614	2304	5484	2382	459	645
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	299	167	259	337	13	7
M2- A2	Winger 14 seats, SFC407, CityRide	142	77	201	196	22	6
N2- A1	SFC407, LPT407	972	581	1691	946	32	34
N2- A2	SFC709, LPT709	1017	730	352	311	204	167
N2- A3	LPT9109	782	411	459	352	27	121
N2- A4	LPT1109	230	218	1326	777	0	75
M3- A2	LP709, SFC410, LP410	643	985	562	607	15	49
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	335	330	328	353	90	33
M3- C2	LPO1512, LPO1612, Starbus, Divo	728	718	780	878	89	135
N3- A1	LPT1613, LPK1616, SK1613	3523	2988	2070	1827	236	444
N3- B1(a)	LPT2518, LPK2518	2456	2406	1831	2078	192	194
N3- B1(b)	LPT3118	2019	1243	1262	1350	7	43
N3- B2(b)	LPS3518. LPS3015, LPS3516	277	278	215	189	0	0
N3- B2(d)	LPS4018, LPS4023	373	476	433	354	6	20
N3- B2(e)	LPS4928	15	18	18	8	0	5

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	100	200	236	246	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs.1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fifth largest truck manufacturer and forth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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